

February 24, 2026

Aaron Day
Chief Executive Officer
AMAZE HOLDINGS, INC.
150 Paularino, Suite D-200
Costa Mesa, CA 92626

      Re: AMAZE HOLDINGS, INC.
            Registration Statement on Form S-1
            Filed February 12, 2026
            File No. 333-293428

Dear Aaron Day:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at 202-551-6022 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc: Brian Bernstein